UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sullivan, Chris Thomas
   2202 North Westshore Boulevard, 5th Floor
   Tampa, Florida  33607
   United States
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/25/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |7,820,060(1)       |I     |(2)                        |
1                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |31,472(1)          |D     |                           |
1                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |2,568(1)           |D     |(3)                        |
1                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|10/25/|J   |V|228,979.08        |D  |N/A        |0(1)               |      |(4)                        |
1                          |02    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|10/25/|G   |V|2,312.92          |D  |N/A        |0(1)               |      |(4)                        |
1                          |02    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) Owned by Multi-Venture Partners, Ltd., a Nevada limited partnership ("MVP"). The reporting person is a limited partner in MVP and owns an interest in the General Partner of MVP.
(3) Owned by Mr. Sullivan as custodian for the benefit of his minor children.
(4) The shares involved in these transactions were owned by Sullivan Family Investments, Ltd. ("SFI") for which Mr. Sullivan served as sole general partner. The reporting person had a 1% general partner interest and disclaims pecuniary interest in the shares represented by the limited partners' interests. On October 25, 2002, all of the shares and other assets held by SFI were distributed to the limited partners, including the shares represented by the reporting person's 1% general partner interest. Accordingly, the transaction has been reported as a gift by the reporting person of the shares represented by his 1% general partner interest. In addition, this Form 4 reflects the distribution to the limited partners of their 99% interest in the shares held by SFI as to which the reporting person had no pecuniary interest.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
10/29/02